UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                               (AMENDMENT NO. 2*)




                       STATE OF FRANKLIN BANCSHARES, INC.
                                (Name of Issuer)



                     COMMON STOCK, $1.00 PAR VALUE PER SHARE
                         (Title of Class of Securities)



                                    856878103
                                 (CUSIP Number)





                                DECEMBER 31, 2002
             (Date of Event Which Requires Filing of this Statement)


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Check  the appropriate box to designate the rule pursuant to which this Schedule is  filed:

          [x]     Rule  13d-1(b)
          [ ]     Rule  13d-1(c)
          [ ]     Rule  13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*SEE  INSTRUCTIONS  BEFORE  FILLING  OUT

                                  SCHEDULE 13G
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CUSIP No. 856878103
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     1    NAME  OF  REPORTING  PERSON:  S.S  OR  IRS  IDENTIFICATION  NOS.
          State  of  Franklin  Savings  Bank  Employee  Stock  Ownership  Plan
          EIN:  62-1807155
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     2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                     (a)  [X]
                                     (b)  [ ]
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     3    SEC  USE  ONLY
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     4    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                  Tennessee
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                5     SOLE  VOTING  POWER                 86,003
NUMBER  OF      ----------------------------------------------------------------
SHARES          6     SHARED  VOTING  POWER               81,845
BENEFICIALLY
OWNED  BY       ----------------------------------------------------------------
EACH            7     SOLE  DISPOSITIVE  POWER            86,003
REPORTING
PERSON  WITH    ----------------------------------------------------------------
                8     SHARED  DISPOSITIVE  POWER          81,845
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     9    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
          167,848
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     10   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9) EXCLUDES CERTAIN
          SHARES    [  ]
                Not Applicable
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     11   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
                11.5%
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     12   TYPE  OF  REPORTING  PERSON (See Instructions)
                EP
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                                  Page 2 of 6

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ITEM  1.     (a)     NAME OF ISSUER
                     State of Franklin Bancshares, Inc.
             -------------------------------------------------------------------
ITEM  1.     (b)     ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES
                     1907  North  Roan  Street
                     Johnson  City,  Tennessee  37604
             -------------------------------------------------------------------
ITEM  2.     (a)     NAME  OF  PERSON  FILING
                     State of Franklin Savings Bank Employee Stock Ownership
                     Plan ("ESOP")
             -------------------------------------------------------------------
ITEM  2.     (b)     ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE  OR,  IF  NONE,
                     RESIDENCE
                     1907  North  Roan  Street
                     Johnson  City,  Tennessee  37604
             -------------------------------------------------------------------
ITEM  2.     (c)     CITIZENSHIP
                     Tennessee
             -------------------------------------------------------------------
ITEM  2.     (d)     TITLE  OF  CLASS  OF  SECURITIES
                     Common  Stock,  $1.00  par  value  per  share
             -------------------------------------------------------------------
ITEM  2.     (e)     CUSIP  NUMBER
                     856878103
             -------------------------------------------------------------------
ITEM  3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-l(b) OR 13d-2(b) OR
             (c),  CHECK  WHETHER  THE  PERSON  FILING  IS  A:
             Employee Benefit Plan which is subject to the provisions of the Employee Income Security Act of 1974, as amended.

               This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), which is filing under the Item 3(f) classification. Exhibit A contains disclosure of the voting and dispositive powers over shares of the issuer held directly by the trustees of this plan. Each trustee of the trust established pursuant to the ESOP, although filing under the Item 3(h) classification because of their relationship to the ESOP, disclaims that he is acting in concert with, or as a member of a group consisting of, the other trustees of said plan.

             -------------------------------------------------------------------
ITEM  4.  OWNERSHIP
          (a)     AMOUNT  BENEFICIALLY  OWNED
          See  Row  9  of  the  second  part  of  the  cover  page.
          ----------------------------------------------------------------------
ITEM  4.  (b)     PERCENT  OF  CLASS
          See  Row  11  of  the  second  part  of  the  cover  page.
          ----------------------------------------------------------------------
ITEM  4.  (c)        NUMBER  OF  SHARES  AS  TO  WHICH  SUCH  PERSON  HAS
                     (i)     SOLE  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE
                     See  Row  5  of  the  second  part  of  the  cover  page.
                     -----------------------------------------------------------
                     (ii)     SHARED  POWER  TO  VOTE  OR  DIRECT  THE  VOTE
                     See  Row  6  of  the  second  part  of  the  cover  page.
                     -----------------------------------------------------------
                     (iii)     SOLE  POWER  TO  DISPOSE  OR  TO  DIRECT  THE
                               DISPOSITION  OF
                     See  Row  7  of  the  second  part  of  the  cover  page.
                     -----------------------------------------------------------
                     (iv)     SHARED  POWER  TO  DISPOSE  OR  TO  DIRECT  THE
                              DISPOSITION  OF
                     See  Row  8  of  the  second  part  of  the  cover  page.
                     -----------------------------------------------------------

ITEM 5.   OWNERSHIP  OF FIVE  PERCENT  OR LESS  OF A  CLASS
          Not  Applicable
          ---------------------------------------------------------------------
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Pursuant to the ESOP, State of Franklin Bancshares, Inc. has the power to direct the persons who receive dividends on shares held in the plan trust.
          ----------------------------------------------------------------------

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not Applicable
          ----------------------------------------------------------------------
ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
          Not Applicable
          ----------------------------------------------------------------------
ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP
          Not Applicable
          ----------------------------------------------------------------------
ITEM  10. CERTIFICATION
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
          ----------------------------------------------------------------------

                                   SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 31, 2003                           STATE  OF  SAVINGS  BANK
                                                   EMPLOYEE STOCK OWNERSHIP
                                                   PLAN


                                                   By: /s/ Charles E. Allen, Jr.
                                                       -------------------------
                                                           Charles E. Allen, Jr.

                                                   Its:  Co-Trustee

                                                   By: /s/  Randal  R.  Greene
                                                       -------------------------
                                                            Randal  R.  Greene

                                                   Its: Co-Trustee


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).



                                  EXHIBIT INDEX

Exhibit
  No.       Description
-------     -----------

1          Identification  of  Members  of  Group

                                                                       EXHIBIT 1

                       IDENTIFICATION OF MEMBERS OF GROUP

     Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustees. The Plan Trustees share voting and dispositive power with State of Franklin Bancshares, Inc. By the terms of the Plan, the Plan Trustees vote stock allocated to participant accounts as directed by participants. Common stock held by the Trust, but not yet allocated or as to which participants have not made timely voting directions, is voted by the Plan Trustees (pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended). Investment direction is exercised by the Plan Trustees (pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended).

     The Plan Trustees and their beneficial ownership of shares of common stock of the issuer exclusive of responsibilities as a Plan Trustee or Plan sponsor, as the case may be, are as follows (such ownership being disregarded in reporting the Plan's ownership within this Schedule 13G):

Name                    Direct  Beneficial          Beneficial  Ownership
----                    Ownership                   As  Plan  Participant
                        ---------                   ---------------------


Charles E. Allen, Jr.   120,853                     9,200
Randal R. Greene         83,977                     9,200